December 8, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Re:	DUSA Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 4, 2010 Form 10-K/A for the fiscal year ended December 31, 2009 Filed April 27, 2010 File No. 001-31533
Dear Mr. Riedler:
     DUSA Pharmaceuticals, Inc. (the “Company”) respectfully submits this letter in response to your letter of December 1, 2010 setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009.
     For your convenience, we have reproduced the Staff’s comment in this letter, using italicized text, and have indicated the Company’s response to the comment below.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31. 2009
     1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     The Company did not include any disclosure in response to Item 402(s) of Regulation S-K because it concluded that its compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company.
     The process undertaken to reach this conclusion included the review and discussion of the disclosure obligation with senior management, the Company’s outside counsel, and the Company’s Board of Directors and Compensation Committee. The review included a discussion and analysis of the structure and purposes of the Company’s compensation policies and practices. The review also included an assessment of the components of the Company’s compensation program for executives and non-executives, and the risks associated with these programs.
25 Upton Drive, Wilmington, MA 01887 Phone 978.657.7500 Fax 978.657.9193
www.dusapharma.com

Mr. Jeffrey P. Riedler
December 8, 2010

     Due to the size of the Company, and the nature of the compensation programs which primarily consist of (i) fixed salary, (ii) non-guaranteed, discretionary cash bonus (for bonus eligible employees) based on individual and Company performance, (iii) a variable component (for sales representatives) which is consistent with industry standards, (iv) non-guaranteed, discretionary stock options and restricted shares, and (v) a 401(k) plan, the Company believes that its management and Board of Directors are in a position to assess the risks associated with the Company’s policies and procedures.
     The conclusion is based upon compensation policies and practices which include the following factors. The Company’s management uses survey data and independent consulting services to measure the competitiveness of its compensation programs and benchmarks its compensation against peer companies. Salaries are determined on an annual basis. Bonuses, stock options and restricted shares paid to executive officers are not guaranteed and are discretionary with the Compensation Committee. Bonuses and stock options for non-executives are not guaranteed and are discretionary with executive management. All eligible employees participate in the same equity plan and awards vest over four (4) years. The Company believes, based upon the advice of an independent compensation consultant, that its cash and equity compensation programs are consistent with industry standards, promote behavior with a view towards longer term results, and encourage performance without excessive risk.
     As a result of this review and process, the Company concluded that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
     The Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me with any questions or if you wish to discuss the above response.

Very truly yours,
/s/ Richard C. Christopher
Richard C. Christopher
Vice President, Finance Chief Financial Officer

cc:	Securities and Exchange Commission Ms. Rose Zukin